Wealthfront Brokerage LLC

Statement of Financial Condition

July 31, 2019

With Report of Independent Registered Public Accounting Firm

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-68534

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **08/01/18**   AND ENDING   **07/31/19**
                                                                                 mm/dd/yy   mm/dd/yy

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A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wealthfront Brokerage LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

261 Hamilton Ave
(No. and Street)

Palo Alto   **California**   **94301**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Imberman   **(469) 767-3020**
                                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                                (Name – if individual, state last, first, middle name)

725 South Figueroa Street   **Los Angeles**   **California**   **90017**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, **Alan Imberman**, affirm that, to the best of my knowledge and belief the accompanying Statement of Financial Condition and supporting schedules pertaining to the firm of **Wealthfront Brokerage LLC**, as of **July 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

PLEASE SEE NOTARY ATTACHMENT

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

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☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
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4 ______________________________
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6 ______________________________

Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa clara

Subscribed and sworn to (or affirmed) before me on this 14th day of Oct, 2019,
by *Date* *Month* *Year*
(1) Alan Imberman
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ATIEH RAMEZANI
COMM. #2215599
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Sep.23, 2021

Signature ______
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Description of Attached Document

Title or Type of Document: Oath of Affirmation **Document Date:** 10, 14, 2019

Number of Pages: 2 **Signer(s) Other Than Named Above:** ______

Wealthfront Brokerage LLC
Table of Contents
July 31, 2019



Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
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Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Wealthfront Brokerage LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wealthfront Brokerage LLC (the "Company") as of July 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at July 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young

We have served as the Company's auditor since 2016.

October 14, 2019


Wealthfront Brokerage LLC

Statement of Financial Condition

As of July 31, 2019


Assets		
Cash and cash equivalents	$	5,119,033
Cash segregated under Federal and other regulations		4,364,008
Restricted cash and cash equivalents		610,000
Due from customers		32,678,456
Receivable from clearing broker		471,482
Other receivables		619,252
Prepaid expenses		44,224
Total Assets	$	43,906,455
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	1,184,638
Payable to clearing broker		32,574,710
Payable to affiliate		79,085
Due to customers		1,953,060
Total Liabilities	$	35,791,493
Stockholder's Equity		
Common stock ($1 stated value; 100 shares authorized; 100 shares issued and outstanding)		100
Additional paid in capital		8,370,000
Accumulated deficit		(255,138)
Total Stockholder's Equity		8,114,962
Total Liabilities and Stockholder's Equity	$	43,906,455

See accompanying notes to the financial statement

Wealthfront Brokerage LLC
Notes to Statement of Financial Condition
July 31, 2019

1. **Organization**

   Wealthfront Brokerage LLC (the "Company"), formerly known as Wealthfront Brokerage Corporation, is a Delaware registered limited liability company and is a wholly owned subsidiary of Wealthfront Corporation (the "Parent"). The Parent conducted a legal reorganization effective August 1, 2018. As a result of the reorganization, the Company changed its legal name and became a Delaware limited liability company. The Company operates as a registered broker-dealer licensed by the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company is an omnibus clearing and carrying broker providing services solely for the customers of its Parent. The Company is licensed in 50 states, District of Columbia, Puerto Rico and the U.S. Virgin Islands.

   The Company conducts business on an omnibus basis and clears through RBC Correspondent Services ("RBC"), a division of RBC Capital Markets, LLC. In addition, the Company acts as a distributor of funds for Wealthfront 529 College Savings Plan, a private purpose trust fund of the State of Nevada, for which Ascensus Broker Dealer Services, Inc. serves as the Program Manager and the Bank of New York Mellon Corporation serves as the custody agent. The Company also offers a cash sweep program to its customers by providing access to cash accounts at third party institutions.

2. **Significant Accounting Policies**

   Use of Estimates

   The preparation of statement of financial condition in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances, however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments

   Unless otherwise indicated, the carrying values of all reported assets and liabilities that represent financial instruments approximate the fair values of such instruments.

   Cash and Cash Equivalents

   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation and are subject to certain limitations.

   Cash Segregated Under Federal and Other Regulations

   Cash segregated under Federal and other regulations represents amounts segregated in accordance with the Customer Protection Rule ("Rule 15c3-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 15c3-3 a broker dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of customers.

   Restricted Cash and Restricted Cash Equivalents

   Restricted cash consists of $600,000 invested in a bank certificate of deposit with a 30-day maturity earning interest on a monthly basis and $10,000 held on deposit to facilitate investments at Bank of New York Mellon as of July 31, 2019.

2. **Significant Accounting Policies (continued)**

Due to/from Customers

The Company offers margin lending to eligible customers which is collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the margin requirements of FINRA, and the Company's internal policies. Under the margin rules of the Federal Reserve, customers are obligated to maintain net equity of 25% of the value of securities in their accounts. Margin loans of $32,282,489 as of July 31, 2019 are included in "Due from customers" in the statement of financial condition. As of July 31, 2019, no customer accounted for more than 5% of the outstanding margin loans. Approximately $367,325 of ACH reversals and $28,642 of interest receivable from customers are also accounted for in "Due from customers." Payables to customers is primarily comprised of cash balances owed to customers.

Receivable from Clearing Broker

The Company maintains clearing accounts with RBC. As of July 31, 2019, the Company has a balance of $361,466 in the clearing accounts. The Company also maintains a $100,000 clearing deposit with its clearing broker, RBC. The clearing deposit is required of the Company by the clearing broker to cover any obligations that may arise from the Company. Such clearing deposits are typically retained by the clearing firm for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the correspondent firm does not have obligations to the clearing firm that cannot otherwise satisfy, within a short period after termination of a clearing arrangement.

Additionally, the Company has $10,016 receivable from Apex Clearing Corporation, its previous clearing broker. This is the remaining amount of the clearing deposit not returned as of July 31, 2019 and is treated as a non-allowable asset in the computation of the Company's net capital.

Payable to Affiliate

The payable to affiliate in the amount $79,085 as of July 31, 2019 relates the expense sharing agreement described in Note 7.

Other Receivables

Other receivables primarily consist of receivables for proxy reimbursement, net in the amount of $100,006 and cash sweep service revenue in the amount of $416,598.

Payable to Clearing Broker

The Company has a loan payable to its clearing broker, RBC, in the amount of $32,282,489 as of July 31, 2019, related to customers' margin loans. Customer securities custodied at the clearing broker are held as collateral for the outstanding loan balance. The Company pays interest on the loan to RBC and incurred $1,111,087 of interest expense for the year ended July 31, 2019. As of July 31, 2019, interest and service charges payable to the clearing broker are $21,280 and $270,941, respectively.

Revenue Recognition

The Company earns its revenue from its Parent in the form of brokerage service fees. Brokerage services fees are calculated as 102% of direct and indirect expenses, reduced by any revenues related to margin interest revenue from customer margin loans, proxy reimbursement, net, cash sweep service revenue and other income. Brokerage service fees are recognized when services are provided.

Margin interest income is generated from customers borrowings on margin, secured by securities held by the Company on behalf of the customers.

Cash sweep service revenue is generated by placing customers' deposits in a brokerage sweep program with third party banks.

Proxy reimbursement, net is generated from fees for disseminating certain communications to beneficial owners and providing beneficial owners information to issuers.

Refer to Note 4 for further details.

2. **Significant Accounting Policies (continued)**

Income Taxes

The Company is a single member limited liability company, which is a disregarded entity for federal and state income tax purposes. As such, income or loss of the Company is recorded on the Parent's return. However, the Company is subject to certain state taxes.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using more-likely-than-not criteria. To the extent these criteria are not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

3. **Recent Accounting Developments**

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") amended the guidance on revenue from contracts with clients. The ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") outlines a single comprehensive model for entities to apply in accounting for revenue arising from contracts with clients. The supplemental amendments to the new standard also clarify certain guidance and provide narrow scope improvements and practical expedients during 2016. On August 1, 2018, the Company adopted ASC 606 under the modified retrospective method. This adoption did not have an impact on the Company's financial condition, results of operations or cash flows as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies. Similarly, the amended guidance did not have an impact on the recognition of costs incurred to obtain new contracts. For additional information on the adoption of the amended guidance, see Note 4 — Revenue from Contracts with Customers.

Restricted Cash

In November 2016, FASB issued ASU 2016-18, Restricted Cash. This ASU amended the guidance in ASC Topic 230, Statement of Cash Flows, and is intended to reduce the diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments within this ASU require that the reconciliation of the beginning-of-period and end-of-period cash and cash equivalents amounts shown on the statement of cash flows include restricted cash and restricted cash equivalents. This guidance was adopted on August 1, 2018 using the retrospective approach. As a result of the adoption, changes in restricted cash and restricted cash equivalents included within funds segregated for regulatory purposes in the statement of financial condition are now presented with changes in cash throughout the statement of cash flows. The amount of restricted cash and restricted cash equivalents is included in a separate reconciliation table in the statement of cash flows. The statement of cash flows shows an increase in cash, restricted cash and restricted cash equivalents at beginning-of-year of $2,298,820.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses. ASU 2016-13 replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For financial instruments within the scope of the standard, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses, which reflects losses that are probable. The new standard is effective for the Company beginning August 1, 2020, with early adoption permitted. The Company is currently evaluating the impact of the provisions of this new standard on its financial statements.

3. **Recent Accounting Developments (continued)**

    Fair Value Measurements

    In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement – Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for the Company beginning August 1, 2020. Early adoption is permitted for any removed or modified disclosures. The Company is currently assessing the timing and impact of adopting the updated provisions.

    Operating Leases Standard

    In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires lessees to put most leases on their balance sheet as right-of-use assets with corresponding lease liabilities while recognizing expense in a manner similar to existing accounting. Additional changes include accounting for lease origination and executory costs, required lessee reassessments during the lease term due to changes in circumstances, and expanded lease disclosures. The new accounting guidance is effective for the Company beginning August 1, 2019, with early adoption permitted. The Company is currently evaluating the impact of the provisions of this new standard on its financial statements and not expecting a material impact.

4. **Revenue from Contracts with Customers**

    Brokerage services – related party: The Company earns revenue from the Parent in the form of brokerage service fees. The performance obligation is satisfied over time as the Company provides brokerage services to customers of Wealthfront Advisers LLC (the "Adviser"), a wholly owned subsidiary of the Parent. Please refer to Note 7 where more information about the relationship is provided. These reimbursements are equal to 102% of the direct and indirect expenses, reduced by any revenues related to margin interest revenue from customer margin loans, proxy reimbursement, net, cash sweep service revenue and other income. The fees are considered variable consideration since there is uncertainty in the amount of revenue depending on the cost and expenses incurred which is susceptible to factors outside the Company's influence. Revenue is recognized evenly over the contract period once it is probable that a significant reversal will not occur. The Company believes that ratable recognition over the service period is the appropriate approach for recognizing revenue because the Services are substantially the same each day and have the same pattern of transfer. Service fees recognized in the current year are related to performance obligations that have been satisfied this year.

    Cash sweep service: The Company's performance obligation is to provide customers access to cash accounts at third party institutions. The performance obligation is satisfied over time as the customer is receiving and consuming benefits as they are provided by the Company. The Company engaged a service provider to provide processing, operations and bank network services and those services are then integrated with the Company's services described above (collectively, the "Sweep Services"). The Company considers multiple factors when determining whether it obtains control of the Sweep Services before transferring it to the customer. The considerations include, but are not limited to the cost, that the Company is primarily responsible for fulfilling the Sweep Services and the Company has full discretion in establishing the interest rates paid to customers. Therefore, the Company accounts for such revenue on a gross basis and the amounts paid to the third party service provider are recognized as cash sweep service expense. The fees are considered variable consideration as there is uncertainty in the amount of revenue depending on the amount of deposits processed and maintained at the third party institutions which is outside of the Company's influence.

    Proxy reimbursement, net: The Company's performance obligation is to disseminate certain communications to beneficial owners and provide beneficial owner information to issuers (collectively, "Proxy Communications"). To assist in satisfying these requirements, the Company engaged a vendor to provide the Proxy Communications (the "Services"). The Company considers multiple factors when determining whether it obtains control of the Services before transferring it to the customer. The considerations include, but are not limited to, that the Company is not primarily responsible for fulfilling the Services and the Company does not have discretion in establishing the price and the Services. Therefore, the Company accounts for such revenue on a net basis by only recognizing the proxy reimbursement it receives. The Company's performance obligation is to ensure the Proxy Communications are fulfilled. The Company is remitted a fee for each proxy processed by the vendor. The fees are considered variable consideration since there is uncertainty in the amount of revenue depending on the amount of Proxy Communications processed which is outside of the Company's influence. Revenue is recognized when the Services are delivered.

4. **Revenue from Contracts with Customers (continued)**

Margin interest revenue is not within the scope of ASC 606 and therefore is not impacted by the standard.

5. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1") which requires broker-dealers to maintain minimum net capital equal to or greater than a specified threshold, as well as a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The Company utilizes the alternative method in determining its excess net capital. Under the alternative method, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate customer debits (i.e., customer-related receivables) as computed per Rule 15c3-3's reserve formula. At July 31, 2019, the Company's net capital was $7,218,288 which exceeded the requirement by $6,565,540.

6. **Income Taxes**

The Company's recorded tax expense for the year ended July 31, 2019 includes taxes due to California LLC fees. On December 22, 2017, H.R.1, formerly known as the "Tax Cuts and Jobs Act" was signed into law. The Tax Cuts and Jobs Act ("tax reform", the "TCJA", or the "Act") amended the Internal Revenue Code to reduce tax rates, and modify credits, and deductions for individuals and businesses. The most significant aspect of the TCJA that impacts the Company is the reduction of the corporate tax rate from 35% to 21% effective in 2018. The Act also enacted changes that affect items such as taxation of income from foreign subsidiaries, executive compensation, and depreciation. These items were determined to not be applicable to the Company for the 2019 fiscal year financial statements.

Significant components of the Company's deferred tax balances as of July 31, 2019 are as follows:

Deferred Income Tax Asset:	
Federal and state net operating loss carryforwards	$ 227,154
Valuation allowance	(227,154)
Net Deferred Income Tax Asset	**$ –**

Management believes that it is more likely than not that the Company will not realize their deferred tax asset based on the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in prior years. We continue to provide a full valuation allowance against our deferred tax asset. The valuation allowance has increased from prior year by $83,346.

As of July 31, 2019, the Company has federal net operating loss carryforwards of $812,610 and state net operating loss carryforwards of $809,117, which will expire beginning in 2030. The amount due to Parent at July 31, 2019 was $6,800.

The Company does not have uncertain tax positions in accordance with ASC 740. No interest or penalties were recognized in 2019. The Company is no longer subject to federal tax examinations by tax authorities for years before 2014 and state tax examinations by tax authorities for years before 2013.

7. **Related-Party Transactions**

The Company has a tri-party expense sharing agreement with the Parent and the Adviser. The Company assists the Adviser by providing account holders with brokerage services by introducing such accounts and account holders to RBC Correspondent Services, a division of RBC Capital Markets LLC ("RBC"), on an omnibus or other mutually-agreed basis for custody, transaction clearance and other mutually-agreed services.

The expense sharing agreement also requires that certain direct and indirect expenses be allocated to the Company and recorded on a monthly basis. Direct expenses mainly consist of clearing fees, regulatory fees, margin interest expense, and cash sweep service expense. Indirect expenses include rent, insurance, communications, and office supplies based on an amount in line with the expense sharing agreement. During the year, $9,460,743 of indirect expenses were allocated to the Company.

7. Related-Party Transactions (continued)

The expense sharing agreement, includes the Company's brokerage services agreement with its Parent which requires the Parent to pay the Company for brokerage services equal to 102% of the allocated and actual costs incurred by the Company in the normal course of operations, reduced by any revenues related to margin interest income from customer margin loans, proxy reimbursement, net, cash sweep service revenue and other income. As a result of the expense sharing and brokerage services agreement, the Company has a net payable to the Parent of $79,085 as of July 31, 2019. The Company's results of operations and financial position could differ from those that would have been obtained if these entities were unrelated.

The Company has a revolving line of credit with its Parent. The agreement enables the Company to borrow monies from its Parent in the amount up to $20,000,000 in the form of a promissory note to satisfy its reserve requirement under Rule 15c3-3. The Company and the Parent amended the loan agreement, effective June 3, 2019. As a result of the amendment, such loans begin to accrue simple, non-compounding interest on the sixth (6) business day following each such disbursement. Outstanding loans accrue interest at a rate equal to the effective federal funds rate plus two percent (2.00%) per annum. The effective federal funds rate for each note is based upon the effective federal funds rate on the date of execution for each such note. Interest is computed and accrued on a 365-day basis for the actual number of days elapsed. Accrued and unpaid interest is due upon repayment of each Loan or the termination date, whichever occurs first. As of July 31, 2019, the Company had no outstanding loans owed to the Parent.

Several directors and officers of the Company hold accounts for which custody services are provided and have a margin loan in the amount of $11,278.

While the Company is currently a profitable entity with excess net capital of $6,565,540, the profits of the Company are generated primarily through its brokerage services agreement with the Parent, margin interest income from customer margin loans, proxy reimbursement, net and cash sweep service revenue. The Parent has operated at a net loss since inception.

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company clears these transactions with its clearing firm on an omnibus basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

Margin Risk

By permitting customers to receive loans on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. Sharp changes in market values of substantial amounts of securities and the failure by its clearing partner for the borrowing transactions to honor their commitments could have an adverse effect on the Company's revenue and profitability. In the event a customer fails to satisfy its obligations, the Company may be required to sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily, and pursuant to such guidelines, requires customers to deposit additional collateral or reduce margin loans, when necessary. Management is responsible for supervising the risks associated with extending credit and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation.

Management believes it is unlikely the Company will have to make any material payments under these arrangements.

9. **Subsequent Events**

The Company has evaluated subsequent events from the statement of financial condition date through October 14, 2019, the date which the statement of financial condition was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure or would be required to be recognized in the statement of financial condition as of July 31, 2019.